UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2007

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Entrée Gold Inc. (the “Company”)

Suite 1201 - 1166 Alberni Street

Vancouver, BC V6E 3Z3

Item 2.	Date of Material Change

June 28, 2007

Item 3.	News Release

The News Release dated June 28, 2007 was disseminated via Marketwire Canadian and US Timely Disclosure.

Item 4.	Summary of Material Change

The Company announced the Rio Tinto Group exercised warrants to purchase a total of 6,306,920 shares for proceeds to the Company of $18,132,395.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule “A”.

The Company announced the Rio Tinto Group exercised warrants to purchase a total of 6,306,920 shares for proceeds to the Company of $18,132,395. Rio Tinto owns approximately 16.3% of the outstanding common shares of the Company following this warrant exercise.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Greg Crowe, President and CEO

604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 28th day of June, 2007.

SCHEDULE “A”

RIO TINTO EXERCISES SHARE PURCHASE WARRANTS

Vancouver, B.C., Thursday, June 28, 2007 - Entrée Gold Inc. (TSX:ETG; AMEX:EGI; Frankfurt:EKA – “Entrée” or the “Company”) reports that Rio Tinto Group has exercised warrants to purchase a total of 6,306,920 common shares of Entrée for proceeds to the Company of $18,132,395. Following the warrants exercise, Rio Tinto owns approximately 16.3% of the outstanding common shares of the Company.

ABOUT ENTRÉE

Entrée Gold Inc. (www.entreegold.com) is a Canadian mineral exploration company focused on the exploration and development of gold and copper prospects, worldwide. Entrée’s common shares trade on the TSX under the symbol “ETG”, on the AMEX under the symbol “EGI” and on the Frankfurt Stock Exchange under the symbol “EKA”.

FURTHER INFORMATION

Monica Hamm, Investor Relations

Entrée Gold Inc.

Tel: 604-687-4777

E-mail: mhamm@entreegold.com

or

Primoris Group

Tel: 866-368-7330

Email: ETG@primorisgroup.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date June 28, 2007
By: /s/ Mona Forster Mona Forster Corporate Secretary